COPERNIC ANNOUNCES AGREEMENT WITH YELLOW PAGES GROUP TO PROVIDE LOCAL CONTENT TO THE MAMMA.COM SEARCH ENGINE

Montreal, Canada, January 24, 2008 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today announced an agreement with Yellow Pages Group (TSX:YLO.UN) to supply local Canadian advertiser listings to the mamma.com search engine. In accordance with the agreement, Copernic will serve YellowPages.ca™ listings based on keyword matches and the users location based on IP address on the Mamma.com search engine. IP recognition software will match the users query term and physical location with a relevant YellowPages.ca™ listing resulting in premium positioning clearly identified as a local listing.

“We are excited at the opportunity of including great local based content from Yellow Pages Group into the Mamma.com search engine,” said Patrick Hopf, Executive Vice President of Business Development for Copernic. “We feel the added relevant content will be a great addition for our Canadian audience.”

Please visit www.copernic-inc.com for more information about the Mamma.com search engine.

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Web site: www.copernic-inc.com